August 29, 2006

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporate Finance
100 F Street NE, Mail Stop 3720
Washington, DC 20549
Attn: Larry Spirgel, Assistant Director

Dear Mr. Spirgel:

This letter is submitted in response to the comments set forth in your letter to me dated August 17, 2006.  For your convenience, we have set forth below each of your numbered comments, followed by our response.

Form 10-K for the Fiscal Year Ended December 31, 2005

Note 2. Acquisitions, page F-14

1.               Please refer to prior comment 5 and your proposed disclosure, “commissioned a third party valuation firm to complete an independent valuation.”  While you are not required to make reference to a third party valuation, when you do you should also disclose the name of the expert and include the consent of the expert if the reference is made to a 1933 Act filing.  If you decide to delete any reference to a third party valuation, you should revise to provide disclosures to explain the method and underlying assumptions used by management to determine the valuation.

Eschelon Response:  The Company will delete any reference to third party valuation in future filings in accordance with the Staff’s comment.

In future filings, the Company will also disclose that the fair values of the tangible assets and liabilities assumed with ATI were determined using estimates provided by management primarily based on the market value of like equipment to the fixed assets acquired. The Company will disclose that the carrying value of ATI’s property and equipment was increased by approximately $35 million to reflect the market value of such equipment and that approximately $3.9 million of identifiable intangibles, consisting of value associated with ATI’s customers and developed technology, were identified and recorded as a result of the acquisition.

Note 10. Condensed Consolidating Financial Information, page F-23

2.               Please refer to prior comment 7.  Please amend the Form 10-K and the applicable Form 10-Q to provide the condensed consolidating statements of cash flows.

Eschelon Response:  The Company added condensed consolidating balance sheet and income statement information as part of the S-1 review process with the Staff during the summer of 2005.  The Company believes that this disclosure is sufficient and together with the consolidated financial information provides all the meaningful information its common stockholders or its debt security holders require.  The Company also believed that the Staff agreed with this based on the S-1 review process.

In the meetings that the Company has had with approximately 200 investors over the past year, not a single investor has ever asked a question about cash flows for the Company’s condensed consolidating financial statements.  The Company’s debt security holders could potentially find this information useful in the absence of joint and several guarantees that Eschelon Telecom, Inc. and its state level subsidiaries provide to Eschelon Operating Company.  However, with these guarantees in place and the resulting consolidated financial statement information, the consolidating financial statement disclosure provides no additional meaningful detail to any of the Company’s current security holders.

The Company subsequently agreed to disclose condensed consolidating statements of cash flows in accordance with the Staff’s most recent comments and did so in the June 30, 2006 Form 10-Q.  However, given the Company’s disclosure in its S-1 and subsequent Exchange Act filings and the Company’s experience with its investors since the IPO, the Company continues to believe that this information is not particularly important to investors and believes that amending prior filings would only serve to create administrative burden for the Company and confuse investors as to why an amendment with this information would be required.  Accordingly, the Company asks that the Staff consider its request that it be permitted to present this information going forward without the need to amend its historical filings.

Form 10-Q for Fiscal Quarter Ended March 31, 2006

Note 3.  Notes Payable, page 10

3.               Please refer to prior comment 9.  We note your conclusion that “The exchange had no impact on the Company of the terms of any of its outstanding indebtedness.  Therefore, no accounting changes were required at the time of the exchange.”  We understand that the automatic exchange of the notes combined previous CUSIPs that had different original issue discounts into a new CUSIP with a blended original issue discount rate to the note holders.  Please tell us your consideration of EITF 96-19 in arriving at your conclusion.

Eschelon Response:  The Company looked at the provisions of EITF 96-19 to determine its applicability to the automatic exchange of the notes. Based on our review of the relevant guidance, we concluded that EITF 96-19 was not applicable. We reached this conclusion based on the fact that EITF 96-19 is only applicable in situations where an exchange of debt instruments results in terms of the new and old agreements being “substantially different.” The terms of our outstanding notes were not changed because of the combination of the existing CUSIP numbers. The principal balance, interest rate and interest payment dates, and maturity date were not changed. As a result, as stated above, we do not believe EITF 96-19 is applicable.

4.               Please tell us if the exchange transaction resulted in a temporary difference for the purpose of applying SFAS 109.

Eschelon Response:  Please see response number three above.  As a result, the Company does not believe that a temporary difference was created under SFAS 109.

5.               In your response, you state that “The Company did not exchange a new security for the outstanding notes, rather the note holders, through DTC, each exchanged a pro rata portion of the notes from each of the three issuances…and hold an interest in a unit certificate that is traded through a single CUSIP.”  It appears to us that the note holders did not transact the note exchange on their own.  Specifically, we note that the debt indenture provides that “in the event there is a subsequent issuance of Additional Notes, each Holder of the Notes agrees that a portion of such holder’s notes will be exchanged without any further action of such Holder…and the records will be revised to reflect each such exchange without any further action of the holder.”  We believe that DTC facilitated the exchange on behalf of the Company.  If you disagree, tell us why.

Eschelon Response:  The Company agrees that DTC facilitated the exchange, but, in fact,  DTC facilitated the exchange on behalf of the Noteholders according to the terms of the indenture under which the Noteholders purchased securities.  The automatic exchange provision in the indenture was provided for the benefit of the Noteholders.  The exchange allows the Noteholders to trade all the bonds under a single CUSIP, increasing their trading liquidity.  While the Noteholders did not have to take additional action to cause the exchange to occur, the exchange was among and between the Noteholders, not between the Noteholders and the Company, and was effected by DTC on behalf of the Noteholders according to the original terms of the indenture under which the notes were issued.   The Company experienced no change as a result of the exchange and had no discretion over whether the exchange would occur.

Form 10-Q for Fiscal Quarter Ended June 30, 2006

Note 6. Condensed Consolidating Financial Information, pages 18 and 19

6.               Please confirm to us that other changes in cash provided by (used in) operating activities are not required to be presented under Rule 10-01 (a)(4) of Regulation S-X.

Eschelon Response:  Notwithstanding the Company’s response to comment number two above, the Company will reflect other changes in cash provided by (used in) operating activities in future filings.

Sincerely,

Geoffrey M. Boyd
Chief Financial Officer